SECURITIES AND EXCHANGE COMMISSION


                      WASHINGTON, D.C. 20549


                            FORM 11 - K


X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
  EXCHANGE ACT OF 1934

    For the fiscal year ended December 31, 1999

                             or

_ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
  EXCHANGE ACT OF 1934

    For the transition period from ____ to ____

    Commission file number     1-985


A. Full title of the plan and address of the plan, if different from that of the issuer named below:


                      INGERSOLL-RAND COMPANY

                 SAVINGS AND STOCK INVESTMENT PLAN


B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:


                      INGERSOLL-RAND COMPANY

                           P.O. BOX 8738
                      200 Chestnut Ridge Road
                 Woodcliff Lake, New Jersey 07675


                       REQUIRED INFORMATION


A. Financial Statements and Schedules

   Table of Contents

   Independent Auditor's Report

   Statements of Financial Condition for the Years ended
      December 31, 1999 and 1998

   Statements of Income and Changes in Plan Equity for the Years ended December 31, 1999 and 1998

   Notes to Financial Statements

   Schedule I - Item 27a -  Schedule of Assets Held for
      Investment Purposes at December 31, 1999

   Schedule V - Item 27d - Schedule of Reportable
      Transactions for the Year Ended December 31, 1999

B. Exhibit

   Consent of Independent Accountants

                            SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                Ingersoll-Rand Company Savings
                                    And Stock Investment Plan
                                           (Registrant)




Date  6/22/00                      By: /S/ Donald H. Rice
                                    Donald H. Rice
                                    Benefits Committee Chairman






INGERSOLL-RAND COMPANY SAVINGS AND STOCK INVESTMENT PLAN

TABLE OF CONTENTS




INDEPENDENT AUDITORS' REPORT

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
 DECEMBER 31, 1999 AND 1998:

 Statements of Financial Condition

 Statements of Income and Changes in Plan Equity

 Notes to Financial Statements

SUPPLEMENTAL SCHEDULES (Combined Investment Trust):

  Schedule I - Item 27a - Schedule of Assets Held for
     Investment Purposes at December 31, 1999

      Schedule V - Item 27d - Schedule of Reportable
     Transactions for the year ended December 31, 1999


  Other schedules required by Section 2520.103-10 of the DOL
  Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.


INDEPENDENT AUDITORS' REPORT


To the Ingersoll-Rand Company Benefits Committee and Participants in the Ingersoll-Rand Company Savings and Stock Investment Plan
Woodcliff Lake, New Jersey

We have audited the accompanying statements of financial condition of the Ingersoll-Rand Company Savings and Stock Investment Plan (the "Plan") as of December 31, 1999 and 1998, and the related statements of income and changes in plan equity for the years then ended. These financial statements are the responsibility of the Ingersoll-Rand Company Benefits Committee (the "Benefits Committee"). Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Benefits Committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial condition of the Plan as of December 31, 1999 and 1998, and the income and changes in plan equity for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Benefits Committee. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1999 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 1999 financial statements taken as a whole.



/S/  Deloitte & Touche
DELOITTE & TOUCHE LLP
Parsippany, New Jersey
June 1, 2000


INGERSOLL-RAND COMPANY SAVINGS AND STOCK
INVESTMENT PLAN

STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 1999 AND 1998

                                                     1999          1998
Assets:
 Investments at current value -
  Combined Trust Fixed Income Fund         $  234,765,497  $226,002,416
  Combined Trust Mutual Fund                  453,869,229   355,707,045
  Combined Trust Ingersoll-Rand Company
   Stock Fund                                 326,943,636   294,035,795

        Total investments                   1,015,578,362   875,745,256

  Participant loans receivable                 26,546,131    27,689,595
  Contributions receivable                      4,138,802     3,991,733
  Due from merged plans                        10,783,785    31,987,570

Total Assets and Plan equity               $1,057,047,080  $939,414,154


See notes to the financial statements.

INGERSOLL-RAND COMPANY SAVINGS AND STOCK
INVESTMENT PLAN

STATEMENTS OF INCOME AND CHANGES IN PLAN
EQUITY
YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                     1999          1998
Contributions:
    Participants                           $   53,075,655  $ 51,206,693

Investment income:
    Dividends                                  32,466,088    18,022,005
    Interest                                   16,601,081    15,578,911
    Net appreciation of investments           120,300,479   103,899,604

           Net investment income              169,367,648   137,500,520

Total additions                               222,443,303   188,707,213

Participant withdrawals and distributions     115,463,976    97,928,329

Net increase prior to transfers               106,979,327    90,778,884

Transfers from other plans, net                10,653,599    31,381,688

Net increase in plan equity                   117,632,926   122,160,572

Plan equity, beginning of year                939,414,154   817,253,582

Plan equity, end of year                   $1,057,047,080  $939,414,154


See notes to the financial statements.


INGERSOLL-RAND COMPANY SAVINGS AND STOCK INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1999 AND 1998


1. PLAN DESCRIPTION

   The following brief description of the Ingersoll-Rand Company
   Savings and Stock Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan
   Document for a more complete description of the Plan's provisions.

   General - Ingersoll-Rand Company (the "Company") adopted the Plan for eligible employees at participating locations. Prior to July 1, 1999, eligible participants could participate in the Plan on the first day of the month following 30 calendar days of employment. Effective July 1, 1999, automatic enrollment was instituted for the Plan, whereby a new employee is automatically enrolled in the Plan upon date of hire with a 2% pre-tax contribution set-up. The employee then has a period of approximately 30 days to elect to not contribute to the Plan. Payroll deductions, consequently, do not begin until such period has expired.

   The Chase Manhattan Bank ("Chase") and PricewaterhouseCoopers are the trustee and recordkeeper of the Plan, respectively.

   The Benefits Committee, which is appointed by the Company's
   Board of Directors (or its delegate), administers the Plan. The Finance Committee of the Company's Board of Directors establishes the Plan's investment policies.

   The Company intends to continue the Plan indefinitely. However, the Company retains the right to discontinue the Plan. If the Company discontinues the Plan, all participant account balances become fully vested at the termination date.

   Contributions - Participants may contribute as basic contributions one to six percent (in whole percentages) of their compensation through payroll deductions. Participants contributing six percent of compensation may contribute an additional one to ten percent of compensation as supplemental contributions. Participants may use before- or after-tax dollars for part or all of their contributions. Contributions are subject to varying limitations to ensure compliance with Internal Revenue Code requirements. Participants may change their contribution amounts at any time effective the first pay period of the following month by contacting the recordkeeper through its automated Benefits Information Line (BIL).

   The Company contributes to the Plan via a matching contribution and a Company retirement contribution. The Company matches basic contributions at a rate determined by the Company's Board of Directors. The Plan requires that Company matching contributions be at least 25%, but no more than 100% of participants' basic contributions. For 1999 and 1998, the Company matching contribution was set at 50% of basic contributions. As a Company retirement contribution for certain eligible employees, the Company also contributes to the Plan one percent of the participant's monthly compensation. An additional one percent is contributed to the Plan for employees who meet certain criteria, as outlined in the Plan.

   Effective October 1, 1995, for Company matching contributions, and effective March 1, 1996, for Company retirement contributions, the Plan was amended to provide for an offset to the Company contributions under the Plan with an equivalent benefit to the Plan participants under the Ingersoll-Rand/Clark Leveraged Employee Stock Ownership Plan (LESOP), a participating plan in the Ingersoll-Rand Company Combined Investment Trust (the "Combined Trust"). Amounts accrued under the Plan prior to the effective dates of these amendments remain in the Plan unaffected.

   Participant contributions are always 100% vested. Company matching and retirement contributions, including those provided to the LESOP, vest on a five-year, graded-vesting schedule. Employees are immediately 20% vested. After completing two years of service, the vested percentage increases in increments of 20% per year until fully vested after five years of service. All Company matching and retirement contributions become 100% vested if a participant is disabled or his or her employment terminates due to retirement or death.

   Investment Options - The Plan assets are held in the Combined
   Trust, together with assets from other participating plans.

   Participants may invest their contributions, in multiples of one percent, in one or more of the following funds:

     Fixed Income Fund - A fund that invests in securities that produce a fixed rate of return. Investments may include United States government securities, corporate bonds, notes, debentures, convertible securities, preferred stocks, investment funds or investment contracts.

     Mutual Fund - Prior to March 1, 1997, participants could select from the following mutual funds: Fidelity Fund, Fidelity Growth and Income Portfolio, Fidelity U.S. Equity Index Portfolio, and Fidelity Magellan Fund. After March 1, 1997, participants were able to select from the following mutual funds: Fidelity Growth and Income Portfolio, Fidelity Magellan Fund, Templeton Foreign Fund, Fidelity Contra Fund, Fidelity Low-Priced Stock Fund, Fidelity U.S. Equity Index Commingled Pool Fund (formerly known as the Fidelity Institutional S&P 500 Index), Putnam Vista Fund and Putnam New Opportunities Fund. Each fund consists of a portfolio of common stocks or other securities based on the fund's investment objective. Prospectuses are available from the respective fund's management company.

     Ingersoll-Rand Company Stock Fund - A fund consisting primarily of the Company's Common Stock. Prior to December 1, 1998, this fund limited a participant's investment to 50% of current contributions or account balance on transfers. Effective December 1, 1998, participants are permitted to invest up to 100% of current contributions or account balance on transfers into this fund.

   Each fund reinvests its income in that fund.

   On any business day, participants may change their allocation of future contributions and transfer prior contributions between funds. Transfers of prior contributions must be made in whole percentages.

   Participants have several options that permit access to their contributions, earnings, and certain vested Company contributions. These options are subject to certain rules and restrictions.

   Distributions and Withdrawals - Plan distributions may be in the form of a lump sum or in such other manner that the Benefits
   Committee may permit. In addition, effective December 1, 1998, Plan participants who separate from service may elect distributions of at least $500 on a daily basis.

   At December 31, 1999 and 1998, the number of participants with balances in the Plan approximated 18,200 and 18,500, respectively. The number of participants contributing to each of the Plan's funds at December 31, 1999, were approximately:

   Fixed Income Fund                                      8,400
   Mutual Fund:
        Templeton Foreign Fund                            1,100
        Fidelity Contra Fund                              2,400
        Putnam Vista Fund                                 2,200
        Fidelity U.S. Equity Index Commingled Pool Fund   4,300
        Fidelity Low-Priced Stock Fund                    1,600
        Fidelity Growth and Income Portfolio              5,300
        Putnam New Opportunities Fund                     3,400
        Fidelity Magellan Fund                            4,400
   Ingersoll-Rand Company Stock Fund                      5,100

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Basis of Presentation - The Plan follows the accrual method of accounting.

   Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires the Benefits Committee to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

   Valuation of Investments - Plan assets are part of the Combined Trust, which provides unified investment management. Chase invests the Plan assets in the various Combined Trust investment funds.

   Separate participant accounts are maintained by investment fund. These accounts record contributions, withdrawals, transfers, earnings and changes in market value.

   The Putnam Guaranteed Horizon Account and the Putnam Managed
   Accounts are recorded at their respective contract values.
   Contract value equals principal plus cumulative interest earned, reduced by distributions.

   The Chase Domestic Liquidity Fund contains short-term debt, bank certificates of deposit and collateralized repurchase agreements. The carrying value of these investments is a reasonable estimate of their current value due to the short-term nature of the instruments. Rates of return on the money-market funds vary with the instruments purchased and changes in short-term interest rates.

   The financial statements report investments in the Mutual Funds and the Ingersoll-Rand Company Common Stock Fund at current value based on published market quotations.

   Security Transactions and Investment Income - Realized gains or losses on security transactions are recorded on the trade date. Realized gains or losses are the difference between the proceeds received and the participant's average unit cost. Dividend income is recorded on the ex-dividend date and interest income is recorded when earned.

   The statement of income and changes in plan equity includes unrealized appreciation or depreciation in accordance with the policy of stating investments at current value. Appreciation or depreciation of investments reflects both realized gains and losses and the change in unrealized appreciation and depreciation of investments.

   Contributions - Participant and Company matching contributions are contributed to the Combined Trust or the LESOP trust, as applicable, on a monthly basis. Participant contributions for each fund are based on the participants' investment decisions. Company retirement contributions are contributed to the Combined Trust or the LESOP after the end of each month or annually, as outlined in the Plan. The Company matching and retirement contributions may be made to the Combined Trust or LESOP in cash or Company stock.

   Forfeitures - Forfeitures of nonvested Company contributions occur when participants are terminated. Forfeitures of $244,158 in 1999 and $195,011 in 1998 were or will be used to reduce future Company contributions.

   Expenses of the Plan - Most expenses associated with the administration of the Plan and the Combined Trust are paid for by the Company. Expenses of the funds related to the investment and reinvestment of assets are included in the cost of the related investments.

   Benefit Obligations - Distributions to terminated employees are recorded in the Plan's financial statements when paid. The approved and unpaid amounts were $2,197,703 and $3,295,148 at December 31, 1999 and 1998, respectively. These amounts will be reflected as liabilities on the Plan's Form 5500 in accordance with Department of Labor Regulations.

   Reclassifications - Certain prior year amounts have been reclassified to conform to the current year presentation. The
   Plan has adopted Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Benefit Plan
   Investments and Other Disclosure Matters", and, thus, previously reported by-fund amounts have been eliminated.

3. FIXED INCOME FUND

   Investments in the Fixed Income Fund at December 31 were as follows:

                                               1999           1998

   Putnam Guaranteed Horizon Account   $     -        $ 33,833,943
   Putnam Managed Accounts              146,624,228    140,431,941
   Chase Domestic Liquidity Fund         40,092,278     29,793,375
   MetLife Stable Income Fund            77,203,061     73,037,033
   PIMCO Stable Value Fund               96,404,638     71,797,545

   Total Combined Trust Fixed Income    360,324,205    348,893,837
   Fund
   Less other plans                     125,558,708    122,891,421

   Plan investment in Fixed Income     $234,765,497   $226,002,416
   Fund

   At December 31, 1999 and 1998, certain assets of the Combined Trust were invested in synthetic investment contracts. The Putnam Guaranteed Horizon Account and the Putnam Managed Accounts consist principally of an investment agreement between the Company and Putnam and a wrapper contract with a financially responsible third party which provides liquidity, or benefit responsiveness.

   The Putnam Guaranteed Horizon Account matured on November 15,
   1999.  The Putnam Guaranteed Horizon Account under contract at
   December 31, 1998 was:

                    Average     Guaranteed Rate
      Amount         Yield         of Return

   $33,833,943       4.59%          6.224%


   The Putnam Managed Accounts under contract at December 31, 1999 were:

                                    Net
                                 Crediting
                  Average        Interest             Maturity
       Amount      Yield           Rate                 Date


    $111,123,599    6.85%          6.264%     None - end upon written notice
      35,500,629    6.75           6.081      None - end upon written notice

    $146,624,228


   The Putnam Managed Accounts under contract at December 31, 1998 were:

                                  Net
                               Crediting
                  Average       Interest             Maturity
      Amount       Yield          Rate                 Rate

   $105,713,723     5.54%        6.373%      None - end upon written notice
     34,718,218     5.36         6.090       None - end upon written notice

   $140,431,941

   The net crediting rate for all synthetic investment contracts is reset twice a year, on January 1 and July 1. In no event is the net crediting rate reset below 0%.

   The Chase Domestic Liquidity Fund reported an annualized rate of return as of December 31 of 5.297% in 1999 and 5.42% in 1998.

   The Metropolitan Life Insurance (MetLife) Stable Income Fund invests in a group annuity contract which is carried at contract value, an approximation of current value. Interest rates credited to the fund were 6.33% from January 1, 1998 through May 31, 1998; 6.14% from June 1, 1998 through December 31, 1998;
   6.06% from January 1, 1999 through May 31, 1999; and 6.16% from June 1, 1999 through December 31, 1999. This contract has no expiration date. The MetLife group annuity contract consists principally of an investment agreement between the Company and MetLife in which MetLife maintains a separate account for the investment of participants' assets in an actively managed institutional bond fund.

   The PIMCO Stable Value Fund was purchased by the Plan on August 3, 1998. The fund is comprised of a separate account fixed income portfolio actively managed by PIMCO and a book value wrap contract issued by AIG Financial Products. The book value wrap contract allows for the portfolio to be carried at contract value, which equals net deposits plus credited interest. The contract has no expiration date. Interest rates credited to the fund were 6.31% from August 3, 1998 through September 20, 1998; 6.18% from October 1, 1998 through December 31, 1998; 6.22% from January 1, 1999 through March 31, 1999; 6.14% from April 1, 1999 through May 20, 1999; 6.27% from May 21, 1999 through June 30, 1999; 6.21% from July 1, 1999 through September 30, 1999; and 6.18% from October 1, 1999 through December 31, 1999.

4. MUTUAL FUND

   Investments in the Mutual Fund at December 31 were as follows:

                                                   1999           1998

   Templeton Foreign Fund                  $ 11,586,291   $  6,921,974
   Fidelity Contra Fund                      37,510,026     21,322,115
   Putnam Vista Fund                         48,320,134     32,992,446
   Fidelity U.S. Equity Index Commingled
   Pool Fund                                135,905,290    117,107,351
   Fidelity Low-Priced Stock Fund            14,615,615     17,601,769
   Fidelity Growth and Income Portfolio     117,689,091    115,129,445
   Putnam New Opportunities Fund             76,149,767     41,152,100
   Fidelity Magellan Fund                    95,900,248     69,122,106
   Fidelity U.S. Equity Index Portfolio       1,475,468      1,078,526
   Fidelity Fund                              1,090,502        714,058

   Total Combined Trust Mutual Fund         540,242,432    423,141,890
   Less other plans                          86,373,203     67,434,845

   Plan investment in Mutual Fund          $453,869,229   $355,707,045

   Net realized and unrealized appreciation (depreciation) of investments for the years ended December 31 were as follows:

                                                  1999           1998

   Templeton Foreign Fund                  $ 2,564,435    $(1,211,980)
   Fidelity Contra Fund                      1,704,124      3,207,213
   Putnam Vista Fund                        11,179,611      3,168,970
   Fidelity U.S. Equity Index Commingled    24,092,796     27,532,736
   Pool Fund
   Fidelity Low-Priced Stock Fund            (215,761)     (1,631,387)
   Fidelity Growth and Income Portfolio      3,429,563     19,284,047
   Putnam New Opportunities Fund            25,073,179      6,397,092
   Fidelity Magellan Fund                   10,097,567     14,089,078
   Fidelity U.S. Equity Index Portfolio        221,356        212,894
   Fidelity Fund                               145,206        115,703

   Total Combined Trust Mutual Fund         78,292,076     71,164,366
   Less other plans                         11,608,166     10,883,335

   Net Plan appreciation                   $66,683,910    $60,281,031


5. INGERSOLL-RAND COMPANY STOCK FUND

   Investments in the Ingersoll-Rand Company Stock Fund at December 31 were as follows:

                                                   1999           1998

   Ingersoll-Rand Company Common Stock     $357,300,067   $319,997,731
   Chase Domestic Liquidity Fund              1,160,681      1,594,830

   Total Combined Trust Ingersoll-Rand
   Company Stock Fund                       358,460,748    321,592,561
   Less other plans                          31,517,112     27,556,766

   Plan investment in Ingersoll-Rand       $326,943,636   $294,035,795
   Company Stock Fund

   Net realized and unrealized appreciation of investments for the years ended December 31 were as follows:

                                                   1999           1998

   Total Combined Trust Ingersoll-Rand     $ 58,332,187   $ 47,184,264
   Company Stock Fund
   Less other plans                           4,715,618      3,565,691

   Net Plan appreciation                   $ 53,616,569   $ 43,618,573

6. LOAN FUND

   The Plan allows participants to borrow from their vested account balance subject to certain limits. Loans are withdrawn from the participants' accounts in a sequence outlined in the Plan.

   The number of loans outstanding at December 31, 1999 and 1998 was 7,441 and 7,932, respectively.

   The Benefits Committee establishes the loan interest rate and reviews the rate quarterly. The loan rate may be adjusted each quarter in order to reflect the current prime rate. The interest rate on new loans during 1999 and 1998 was 9%.
   Interest charges begin 60 days after the initial loan date.

   Loans are repaid in equal installments through payroll deductions over a maximum of five years. Loan repayments consist of interest and principal, and are reinvested according to the participant's current investment elections. If a participant terminates employment with the Company, any outstanding loan balance is considered a distribution.

7. DIVIDEND AND INTEREST INCOME

   Dividend and interest income for all investments at December 31 were as follows:

                                                  1999         1998

   Total Combined Trust                    $61,207,205  $42,039,999
   Less other plans                         12,140,036    8,439,083

   Net Plan dividend and interest income
   from investments                        $49,067,169  $33,600,916

8. TAX STATUS

   The Plan is intended to be qualified under Code Section 401(a) of the Internal Revenue Code of 1986 (the "Code") and is intended to be exempt from taxation under Section 501(a) of the Code. The Plan received a favorable IRS determination letter dated October 27, 1999. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

9. TRANSFERS TO/FROM OTHER PLANS

   Effective December 31, 1999, the assets of the Johnstone Pump Co. Savings Plan; Monarch Hardware, Inc. Profit Sharing Plan; Zimmerman Handling Systems, Ingersoll-Rand's Employees 401(k) Plan; and Torrington Rockford Salary Savings Plan (collectively, the "Merged Plans") were merged into the Plan. During March 2000, the existing participant balances in the Merged Plans were transferred to the investment options available in the Plan that were elected by each participant.

   Effective November 8, 1999, certain assets of the Harrow Products, Inc. 401(k) Savings Plan & Trust (the "Harrow Plan") were merged into the Plan. During March 2000, the existing participant balances in the Harrow Plan were transferred to the investment options available in the Plan that were elected by each participant.

   During July 1999, the assets of the Palm Sales/Towmaster 401(k) Profit Sharing Plan And Trust (the "Palm Sales Plan") were merged into the Plan. Existing participant balances in the Palm Sales Plan were transferred to the investment options available in the Plan that were elected by each participant.

   During July 1999, certain assets of the CDS Midwest, Inc. Bargaining Unit Employee Retirement And Savings Plan (the "CDS Plan") were transferred into the Plan. Existing participant balances in the CDS Plan were transferred to the investment options available in the Plan that were elected by each participant.

   Effective December 31, 1998, the LCN Closers Employees' Profit Sharing Plan (the "LCN Plan") was merged into the Plan. During January 1999, the existing participant balances in the LCN Plan were transferred to the investment options available in the Plan that were elected by each participant during December 1998.

10.COMBINED INVESTMENT TRUST FINANCIAL INFORMATION

   At December 31, 1999 and 1998, the Plan had an 81% and 80% participation, respectively, in the Combined Trust. The financial statements for the Combined Trust are prepared on the modified cash basis of accounting, which is substantially the same as the accrual basis of accounting. The financial statements of the Combined Trust with explanatory footnotes for the years ended December 31, 1999 and 1998 follow.


INGERSOLL-RAND COMPANY COMBINED INVESTMENT TRUST


STATEMENTS OF NET ASSETS
AS OF DECEMBER 31, 1999 AND 1998

                                                     1999            1998

Investments:
Fixed Income Fund -
  Putnam Guaranteed Horizon Account        $       -       $   33,833,943
  Chase Domestic Liquidity Fund                40,092,278      31,388,205
  Putnam Managed Account                      146,624,228     140,431,941
  MetLife Stable Income Fund                   77,203,061      73,037,033
  PIMCO Stable Value Fund                      96,404,638      71,797,545

           Total Fixed Income Fund            360,324,205     350,488,667

Mutual Fund -
  Templeton Foreign Fund                       11,586,291       6,921,974
  Fidelity Contra Fund                         37,510,026      21,322,115
  Putnam Vista Fund                            48,320,134      32,992,446
  Fidelity U.S. Equity Index Commingled Pool
    Fund                                      135,905,290     117,107,351
  Fidelity Low-Priced Stock Fund               14,615,615      17,601,769
  Fidelity Growth and Income Portfolio        117,689,091     115,129,445
  Putnam New Opportunities Fund                76,149,767      41,152,101
  Fidelity Magellan Fund                       95,900,248      69,122,106
  Fidelity U.S. Equity Index Portfolio          1,475,468       1,078,526
  Fidelity Fund                                 1,090,502         714,057

           Total Mutual Fund                  540,242,432     423,141,890

  Ingersoll-Rand Company Common Stock Fund    358,460,748     319,997,731

Total investments at current value
  (cost $898,976,910 in 1999 and
   $791,758,503 in 1998)                    1,259,027,385   1,093,628,288

Participant loans receivable                   36,561,745      35,806,555

NET ASSETS                                 $1,295,589,130  $1,129,434,843


INGERSOLL-RAND COMPANY COMBINED INVESTMENT TRUST


STATEMENTS OF CHANGES IN NET ASSETS
AS OF DECEMBER 31, 1999 AND 1998

                                                     1999            1998

Additions to net assets:
    Contributions received                 $   64,899,274  $   62,650,395
    Dividends and interest income from
      investments                              61,207,205      42,039,999
    Net appreciation of investments           136,624,263     118,348,630

Total additions                               262,730,742     223,039,024

Participant withdrawals and distributions     127,617,488      99,491,491

Net increase prior to transfers               135,113,254     123,547,533

Transfers from other plans, net                31,041,033      58,379,753

Increase in net assets for the year           166,154,287     181,927,286

Net assets, beginning of year               1,129,434,843     947,507,557

Net assets, end of year                    $1,295,589,130  $1,129,434,843

   a. Trust Description

      The Combined Investment Trust (the "Combined Trust") provides unified investment management of the assets of several plans sponsored by Ingersoll-Rand Company and certain of its subsidiaries (collectively the "Companies"). The participating plans include the Ingersoll-Rand Company Savings Plan for Bargaining Unit Employees, the Ingersoll-Dresser Pump Company Savings and Investment Plan, the Ingersoll-Rand Company Savings and Stock Investment Plan, the I-R/Clark Leveraged Employee Stock Ownership Plan, the Ingersoll-Rand/Thermo King Savings and Stock Investment Plan and the Ingersoll-Rand/Thermo King Retirement Savings Plan of Puerto Rico (collectively, the "Plans"). The participants of the Plans are eligible employees of the Companies. The Chase Manhattan Bank ("Chase") and PricewaterhouseCoopers are the trustee and recordkeeper of the Combined Trust, respectively. The Combined Trust maintains separate participant accounts by investment fund. These accounts record contributions, withdrawals and transfers, and reflect investment earnings and changes in market value.

      Certain of the Plans, namely the I-R/Clark Leveraged Employee Stock Ownership Plan, the Ingersoll-Rand/Thermo King Savings and Stock Investment Plan and the Ingersoll-Rand/Thermo King Retirement Savings Plan of Puerto Rico participate in the Combined Trust only through investment in the Fixed Income Fund and/or the Ingersoll-Rand Company Stock Fund of the Combined Trust.

   b. Summary of Significant Accounting Policies

      Basis of Presentation - The Combined Trust uses the modified cash basis of accounting which is substantially the same as the accrual basis of accounting.

      Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires the Benefits Committee to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

      Valuation of Investments - The Putnam Guaranteed Horizon Account and the Putnam Managed Accounts are recorded at their respective contract values. Contract value equals principal plus cumulative interest earned, reduced by distributions.

      The Chase Domestic Liquidity Fund contains short-term debt, bank certificates of deposit and collateralized repurchase agreements. The carrying value of these investments is a reasonable estimate of their current value due to the short-term nature of the instruments. Rates of return on the money-market funds vary with the instruments purchased and changes in short-term interest rates.

      The financial statements report investments in the Mutual
      Funds (defined in Note c) and the Ingersoll-Rand Company
      Common Stock Fund at current value based on published market quotations.

      Security Transactions and Investment Income - Realized gains or losses on security transactions are recorded on the trade date. Realized gains or losses are the difference between the proceeds received and the participant's average unit cost. Dividend income is recorded on the ex-dividend date and interest income is recorded when earned.

      The statement of changes in net assets includes unrealized appreciation or depreciation in accordance with the policy of stating investments at current value. Appreciation or depreciation of investments reflects both realized gains and losses and the change in unrealized appreciation and depreciation of investments.

      Contributions and Expenses - The Combined Trust records contributions when received from the participating Plans. It reports disbursements from the participating Plans for participant withdrawals, loans and Plan to Plan transfers when paid.

      Most expenses for the administration of the participating
      Plans and the Combined Trust are paid for by the Companies.
      Expenses of the funds related to the investment and reinvestment of assets are included in the cost of the related investments.

   c. Investments

      At December 31, 1999 and 1998, certain assets of the Combined Trust were invested in synthetic investment contracts. The Putnam Guaranteed Horizon Account and the Putnam Managed Accounts consist principally of an investment agreement between the Company and Putnam and a wrapper contract with a financially responsible third party, which provides liquidity or benefit-responsiveness.

      The Putnam Guaranteed Horizon Account matures on November
      15, 1999. The Putnam Guaranteed Horizon Account under contract at December 31, 1998 was:

                       Average             Guaranteed Rate
          Amount        Yield                 of Return

       $ 33,833,943     4.59%                  6.224%

      The Putnam Managed Accounts under contract at December 31,
      1999 were:

                                   Net
                                Crediting
                      Average    Interest            Maturity
          Amount       Yield       Rate                Date

       $ 111,123,599   6.85%      6.264%     None - end upon written notice
          35,500,629   6.75       6.081      None - end upon written notice

       $ 146,624,228

      The Putnam Managed Accounts under contract at December 31,
      1998 were:

                                   Net
                                Crediting
                      Average    Interest            Maturity
           Amount      Yield       Rate                Date

       $ 105,713,723   5.54%      6.373%     None - end upon written notice
          34,718,218   5.36       6.090      None - end upon written notice

       $ 140,431,941

      The net crediting rate for all synthetic investment contracts is reset twice a year, on January 1 and July 1.
      In no event is the net crediting rate reset below 0%.

      The Chase Domestic Liquidity Fund reported an annualized rate of return as of December 31 of 5.297% in 1998 and 5.42% in 1998.

      The Metropolitan Life Insurance (MetLife) Stable Income Fund invests in a group annuity contract which is carried at contract value, an approximation of current value. Interest rates credited to the fund were 6.33% from January 1, 1998 through May 31, 1998; 6.14% from June 1, 1998 through December 31, 1998; 6.06% from January 1, 1999 through May 31, 1999; and 6.16% from June 1, 1999 through December 31, 1999. This contract has no expiration date. The MetLife group annuity contract consists principally of an investment agreement between the Company and MetLife in which MetLife maintains a separate account for the investment of participants' assets in an actively managed institutional bond fund.

      The PIMCO Stable Value Fund was purchased by the Combined Trust on August 3, 1998. The fund is comprised of a separate account fixed income portfolio actively managed by PIMCO and a book value wrap contract issued by AIG Financial Products. The book value wrap contract allows for the portfolio to be carried at contract value, which equals net deposits plus credited interest. The contract has no expiration date. Interest rates credited to the fund were 6.31% from August 3, 1998 through September 30, 1998 and 6.18% from October 1, 1998 through December 31, 1998; 6.22% from January 1, 1999 through March 31, 1999; 6.14% from April 1, 1999 through May 20, 1999; 6.27% from May 21, 1999 through June 30, 1999; 6.21% from July 1, 1999 through September 30, 1999; and 6.18% from October 1, 1999 through December 31, 1999.

      The total cost of the Combined Trust Mutual Fund was $374,792,330 and $308,807,364 at December 31, 1999 and 1998,
      respectively.

      The Company Stock Fund investment in Ingersoll-Rand Company common stock at December 31, 1999 and 1998, included
      6,488,991 shares and 6,817,526 shares, respectively.  At
      December 31, 1999 and 1998, the average cost of these shares was $162,888,525 and $132,462,472, respectively.

      Net realized gain (loss) on securities sold of the Combined
      Trust's investments for the years ended December 31 was as follows:

                                                 1999          1998

      Mutual Fund:
        Templeton Foreign Fund            $   (91,276)  $  (365,827)
        Fidelity Contra Fund                1,203,074       442,112
        Putnam Vista Fund                   1,820,135     1,070,041
        Fidelity U.S. Equity Index
          Commingled Pool Fund              8,701,850     6,369,851
        Fidelity Low-Priced Stock Fund       (284,031)      119,790
        Fidelity Growth and Income
          Portfolio                         8,826,501     6,509,327
        Putnam New Opportunities Fund       2,836,978     1,117,066
        Fidelity Magellan Fund              4,081,607     3,114,960
        Fidelity U.S. Equity Index
          Portfolio                            70,592        48,428
        Fidelity Fund                          11,070         6,051

      Total Mutual Fund                    27,176,500    18,431,799
      Ingersoll-Rand Company Common Stock
        Fund                               51,455,799    31,279,147

      Net realized gain                   $78,632,299   $49,710,946

      Net unrealized gain (loss) of the Combined Trust's investments for the years ended December 31 was as follows:

                                                 1999           1998

      Mutual Fund:
        Templeton Foreign Fund            $ 2,655,711    $  (846,153)
        Fidelity Contra Fund                  501,050      2,765,101
        Putnam Vista Fund                   9,359,477      2,098,929
        Fidelity U.S. Equity Index
          Commingled Pool Fund             15,390,946     21,162,885
        Fidelity Low-Priced Stock Fund         68,270     (1,751,178)
        Fidelity Growth and Income
          Portfolio                        (5,396,938)    12,774,721
        Putnam New Opportunities Fund      22,236,201      5,280,025
        Fidelity Magellan Fund              6,015,960     10,974,118
        Fidelity U.S. Equity Index Portfolio
                                              150,764        164,466
        Fidelity Fund                         134,136        109,653

      Total Mutual Fund                    51,115,577     52,732,567
      Ingersoll-Rand Company Common Stock
        Fund                                6,876,387     15,905,117

      Net unrealized gain                 $57,991,964    $68,637,684

   d. Tax Status

      The Ingersoll-Rand Company Savings Plan for Bargaining Unit Employees, the Ingersoll-Dresser Pump Company Savings and Investment Plan, the Ingersoll-Rand Company Savings and Stock Investment Plan, the I-R/Clark Leveraged Employee Stock Ownership Plan, and the Ingersoll-Rand/Thermo King Savings and Stock Investment Plan are intended to be qualified under Code Section 401(a) of the Internal Revenue Code of 1986 (the "Code") and are intended to be exempt from taxation under Section 501(a) of the Code. Each Plan has received a favorable determination letter from the Internal Revenue Service. A favorable determination letter for the Ingersoll-Rand/Thermo King Retirement Savings Plan of Puerto Rico was received from the tax authorities in Puerto Rico that the plan is qualified under section 1165 of the Puerto Rico Internal Revenue code of 1994. The Plan administrator believes that the Plans are currently designed and being operated in compliance with the applicable requirements of the U.S. and Puerto Rico Internal Revenue Codes. Therefore, no provision for income taxes has been included in the Trust's financial statements.

   e. Participant Loans Receivable

      Participants in certain Plans may borrow from their vested account balances subject to terms defined by the individual
      Plans.

   f. Transfers to/from Other Plans

      Effective December 31, 1999, the assets of the Johnstone Pump Co. Savings Plan; Monarch Hardware, Inc. Profit Sharing Plan; Zimmerman Handling Systems, Ingersoll-Rand's Employees 401(k) Plan; and Torrington Rockford Salary Savings Plan (collectively, the "Merged Plans") were merged into the Combined Trust. During March 2000, the existing participant balances in the Merged Plans were transferred to the investment options available in the Ingersoll-Rand Company Savings And Stock Investment Plan that were elected by each participant.

      Effective November 8, 1999, certain assets of the Harrow Products, Inc. 401(k) Savings Plan & Trust (the "Harrow Plan") were merged into the Combined Trust. During March 2000, the existing participant balances in the Harrow Plan were transferred to the investment options available in the Ingersoll-Rand Company Savings And Stock Investment Plan that were elected by each participant.

      During July 1999, the assets of the Palm Sales/Towmaster 401(k) Profit Sharing Plan And Trust were merged into the Combined Trust. Existing participant balances in this plan were transferred to the investment options available in the Ingersoll-Rand Company Savings And Stock Investment Plan that were elected by each participant.

      During July 1999, certain assets of the CDS Midwest, Inc. Bargaining Unit Employee Retirement And Savings Plan were transferred into the Combined Trust. Existing participant balances in this plan were transferred to the investment options available in the Ingersoll-Rand Company Savings And Stock Investment Plan that were elected by each participant.

      Effective December 31, 1999, the assets of the LCN Closers Employees' Profit Sharing Plan (the "LCN Plan") were merged into the Combined Trust. During January 1999, the existing participant balances in the LCN Plan were transferred to the investment options available in the Ingersoll-Rand Company Savings And Stock Investment Plan that were elected by each participant during December 1998.

   g. Subsequent Events

      Effective December 31, 1999, Ingersoll-Rand Company completed the purchase of Ingersoll-Dresser Pump Company, previously a joint venture with a third party, by acquiring the joint venture partner's 49% share. On February 9, 2000, Ingersoll-Rand Company entered into an agreement to sell the Ingersoll-Dresser Pump Company unit. The transaction is subject to regulatory approval and is expected to close during the second quarter of 2000. Effective upon the closing of the transaction, the Company will no longer sponsor the Ingersoll-Dresser Pump Company Savings and Investment Plan.

      Putnam Investments ("Putnam") will become trustee and recordkeeper of the Ingersoll-Rand Company Savings Plan for Bargaining Unit Employees on July 1, 2000, at which time the Plan's assets will be removed from the Combined Trust and transferred to Putnam.


INGERSOLL-RAND COMPANY COMBINED INVESTMENT TRUST               SCHEDULE I

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT
PURPOSES YEAR ENDED DECEMBER 31, 1999

                                              Shares,
                             Description       Units,
    Identity of Issue            of          Principal          Current
                             Investment       Amount             Value


Guaranteed Investment
Contracts:

Putnam Managed Account I       6.081%; no
                               maturity           -         $   35,500,629
Putnam Managed Account II      6.264%; no
                               maturity           -            111,123,599
Metropolitan Life            Group Annuity
Insurance Company              Contract           -             77,203,061

PIMCO Stable Value           Group Annuity
Contract                       Contract           -             96,404,638


Templeton Foreign Fund      Open-end Mutual
                                 Fund         1,032,646         11,586,291
Fidelity Contra Fund        Open-end Mutual
                                 Fund           624,959         37,510,026
Putnam Vista Fund           Open-end Mutual
                                 Fund         2,767,476         48,320,134
Fidelity U.S. Equity        Open-end Mutual
Index Commingled                 Fund
Pool Fund                                     3,231,224        135,905,290
Fidelity Low-Priced Stock   Open-end Mutual
Fund                             Fund           645,566         14,615,615
Fidelity Growth & Income    Open-end Mutual
Portfolio                        Fund         2,495,528        117,689,091
Putnam New Opportunities    Open-end Mutual
Fund                             Fund           837,179         76,149,767
Fidelity Magellan Fund      Open-end Mutual
                                 Fund           701,897         95,900,248
Fidelity U.S. Equity        Open-end Mutual
Index Portfolio                  Fund            28,325          1,475,468
Fidelity Fund               Open-end Mutual
                                 Fund            25,593          1,090,502

Ingersoll-Rand Company
Common Stock                   Class A        6,488,991        358,460,748

Chase Domestic Liquidity     Money Market    41,064,128         40,092,278
Fund                             Fund
Participant Loans            Due 1/1/98 -
Receivable                  12/31/03; 6% -
                                  9%                            36,561,745

TOTAL INVESTMENTS                                           $1,295,589,130

Note: The cost of the investment in the Ingersoll-Rand Company
Common Stock fund at December 31, 1999 was $162,888,525.

INGERSOLL-RAND COMPANY COMBINED INVESTMENT TRUST                 SCHEDULE V
ITEM 27d - SCHEDULE OF
REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1999


                                                                            Current
                                                    Expense                Value of
Identity of                                        Incurred      Cost       Asset On
  Party        Description    Purchase   Selling     With         of      Transaction     Net Gain
 Involved       of Asset       Price      Price   Transaction    Asset        Date         (Loss)

Series of
Transactions:

Ingersoll-Rand
Company Common
Stock            Class A    $49,095,819   $   -     $27,158    $    -      $49,068,661    $   -

Ingersoll-Rand
Company Common
Stock            Class A         -       62,062,345  34,440    16,298,926   62,062,345    45,728,979




                   INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in the Registration Statement on Form S-8 No. 333-42133 of Ingersoll-Rand Company of our report dated June 1, 2000 which appears elsewhere in this Form 11-K.




/S/  Deloitte & Touche
DELOITTE & TOUCHE LLP
Parsippany, New Jersey
June 15, 2000